Exhibit (a)(1)(P)

BEA Systems, Inc.

409A Tender Offer

Transcript of Webcast For Eligible Employees

OPERATOR: Good day, ladies and gentlemen, and welcome to the PriceWaterhouse Coopers BEA stock option tender offer. I would now like to turn the webcast over to Mr. Bill Dunn.

Please go ahead, sir.

DUNN: Thank you, Leah. Welcome everybody. This is Bill Dunn from PriceWaterhouse Coopers, and I’m going to be spending the next 40 minutes or so talking about the BEA stock option tender offer and the opportunity for you to address certain tax issues associated with your stock options.

Before we jump into a few of the slides here, a little background. As you may know, BEA has gone through an extensive investigation of its stock option granting practices and made a determination that some of the stock options granted historically were granted at a discount.

Now, one of the consequences of having been granted at a discount is the idea that there can be certain tax issues to employees. And those tax issues come about as a result of Section 409A of the Internal Revenue Code.

So this presentation is all about taking the results of that investigation and helping you understand the tax impact of those discounted options, as well as the process that BEA has set up for you to resolve those tax issues.

In this presentation we’re going to do a number of things. The first thing we’re going to do is identify the current tax issues associated with some of your options. We’re then going to explain why BEA is offering you the opportunity to participate in this tender offer, which will address those tax issues and hopefully resolve the tax concerns that you may have.

And finally, we’re going to explain how this tender offer works – what you must do in order to take advantage of the opportunity that BEA is creating. It does require you to take action. It’s extremely important that you focus on those things that you must do to retain that tax compliance.

There is a disclaimer here. BEA cannot provide you with tax advice. That’s because of SEC tender offer rules and company policy. So what they’ve done is they’ve turned it over to us, the folks at PriceWaterhouse Coopers, and it’s our job here to spend this time with you and to provide a forum for questions and answers to understand the tax impact of your BEA options to you.

We’re not here to provide individual tax advice. You can do that with your tax advisor. But this forum is not about individual tax advice. It’s about helping you understand the general issues of your options and how they apply to you.

So what is the issue here? The investigation is complete. BEA has determined that you hold stock options that were at a discount and could have a negative impact to you.

Because they understand that and because they recognize that it’s important that you be treated fairly, they are providing you with this tender offer, which is the opportunity for you to take advantage of the SEC rules which allow you to work with the company to make modifications to your options in compliance with the IRS regulatory guidance. So this is all about the ability to change your options to comply with the rules.

In certain cases you will receive a cash payment, and that cash payment is intended to make you whole for any lost intrinsic value in certain situations.

And finally, if you don’t participate in the program, we remind you that you may have adverse tax consequences. It’s likely that you’ll have adverse tax consequences.

Which options are affected by Section 409A? The options that have been granted at a discount are the affected options. It was deemed that you were granted options at fair value. There’s no problem. But options granted at a discount are a problem.

In addition, they must be unexercised. Any option exercised before the close of the tender offer is not going to be eligible for the curetive process that the tender offer allows you.

Finally, the option has to be unvested as of December 31, 2004. Options vesting pre-2005 are not part of this tender offer, but that’s because they’re grandfathered and not subject to 409 anyway.

Now, the term that’s used for these options is eligible options in this tender offer, so when we refer to options as eligible options, those are those options which meet these requirements, and that is discounted options that vest after 2004.

I mentioned Section 409A. Section 409A is the root cause of this issue. It was enacted in 2004 to address perceived abuses in deferred compensation plans. It was drafted with certain exceptions that in the case of stock option granted at fair value by public companies are exempt.

However, stock options granted at a discount are not. And that’s because this rule is a very broad set of rules and has swept in all kinds of compensation that potentially is not abusive per se, but was something that Congress felt that they needed to address. Discounted options is one in that category.

What does 409A do? Well, 409A is a penalty rule. It’s a rule that is designed to say that you were expecting deferred tax treatment for your compensation, but because it is noncompliant under 409A – if it is noncompliant – taxation is not deferred.

Taxation is imposed at vesting, not at payment. So at the moment you vest in your award, 409A comes in and says, “You’re taxed now.” It doesn’t matter that you haven’t exercised your option. It doesn’t matter you haven’t received your payment. You’re taxed at the time of vesting.

In addition to being taxed under the regular rules, you’re also subject to a 20 percent penalty tax – so the regular tax plus 20 percent penalty tax for federal tax. In addition, those of you in California are subject to an additional 20 percent California state penalty tax. So you think about your regular income tax – and that is federal and state – your Social Security, your Medicare tax, and now we have an additional 20 percent federal, 20 percent state.

In addition, there are rules that require the assessment of interest to the extent this tax isn’t paid timely. So, as you can see, significant additional tax for those who are noncompliant with their deferred compensation.

Now, what does this mean for options? In the case of options, if it was granted at a discount, 409A acts to tax the spread at vesting – so again, taxed at vesting. It’s not the discounted grant. It’s the spread at vesting that’s subject to tax. It doesn’t matter whether the discount was two cents or two dollars. Because it was granted at a discount, it is that fact that causes it to be taxed at vesting on the spread amount.

In addition, the option is taxed annually until it’s exercised. So tax at vesting and then periodic taxation until exercise – only does exercise stop the bleeding, if you will, on the 409A tax. And we’re going to go through an example of that in a few minutes. So tax at vesting, tax on an annual basis all the way up to the point of exercise.

The good news, as we said, is it does not apply to options that vested pre-2005. So any option that vested 2004 or earlier is exempt. It’s only 2005 vestings, and that could be vesting in part. You can have an option that partially vested in 2004. That partial piece is exempt. The piece vesting after 2004 is subject to the tax.

Let’s do an example. You can see that we have an option granted on November 2, 2001 – 4,800 options, all of whom were deemed to be granted at a discount. Not all these 4,800 are subject to Section 409A. Why? Because some of them have vested prior to 2005.

And you’ll see in this example 3,700 options were vested before the effective date; 1,100 options are vested after the effective date; 1,100 options are subject to Section 409A. And 1,100 options are going to be those options that are part of this tender offer that we’re discussing today.

Some of you may be holding incentive stock options. Incentive stock options are options that allow tax preferred treatment if you meet certain holding period requirements. It allows you to potentially get a capital gain on your option spread.

One of the requirements to be an incentive stock option is that the option can’t have been granted at a discount. Now, obviously, these options were determined to have been granted at a discount. That’s the whole purpose of this session. So it’s important to realize that any of your options that were incentive stock options will not be incentive stock options any longer to the extent that they were viewed as having been granted at a discount.

Here is an example of the tax burden. You can see how significant this tax is. Now, again, these aren’t ISO’s, because they can’t be ISO’s. These are nonqualified options. And what we’ve done here is provide an example, and it does use the maximum tax rate. Not all of you will be in these tax rates. But for purposes of this example, we’ve used maximum tax rates.

You can see that the federal income tax and payroll tax is at 40 percent. It’s going to be the same. The regular state income is going to be the same. However, the penalty taxes – 20 percent federal and in this case 20 percent California – are the taxes that are the penalty result of Section 409A, and that takes the net after tax benefit down from a 51 percent to an 11 percent, obviously losing 40 percent of the value to equal the 40 percent tax.

So the vast majority of the option gain is burnt up by these taxes – the extra taxes imposed by Section 409A. So the focus of this discussion is to provide you with the opportunity to avoid these taxes.

Now, in addition to the absolute tax being a lot higher, remember again that tax is imposed at vesting, so tax on the right-hand side would actually be sooner than the tax on the left-hand side, assuming that you waited between vesting and some time to exercise.

Let’s do an example here to put some more concrete numbers to the fact patterns we just described – the rules that we just described. These numbers are just for illustrative purposes only. In no event are these intended to represent any past, present, future BEA stock prices. This is just an example.

So here an employee received 1,000 BEA options in December 2004 when BEA was trading at $9. The options had an exercise price at $9. It was later determined in January of 2005 that that was the actual grant date – not December, but January was the actual grant date – so a $9.50 value with options granted at $9. So we see that there is a discount, and it’s that discount which gives rise to the 409A issue.

Now, in accordance with your normal vesting schedule, 25 percent of the options vested after a year, and the remaining options vested monthly thereafter. And then finally, all the options were exercised on December 31, 2008. So we’ve got a discounted option that did not vest prior to 2005; therefore, it’s subject to Section 409A, and it will taxed at vest, and we know exercise was well past vesting in this example – 2008 – so we’re going to be seeing a situation where the option was taxed over time well prior to the point it was exercised.

And that brings up the next slide. You can see that in each of these years we have to take a look at what option vested in that year, compute our Section 409A liability, and pay that tax even though it hasn’t been exercised.

In the first year there was no spread in our example – nine minus nine is zero – but in the next year we had two tranches that had vested – the tranche in year one and the tranche in year two, when the stock price is $14. Fourteen minus nine times the number of options is $1,250 of compensation for each of those tranches.

And then in the next year, we look again at what the stock price is. It’s gone from $14 to $16. We have those 500 options that vested previously. Five hundred times the additional $2 of appreciation – another $1,000 of compensation to be taxed in addition to the $2,500 from the prior year – plus the next year’s vest – 250 – at the difference between $16 and $9, because these options hadn’t been taxed yet. Another $1,750 – and then so on through 2008.

Very complicated example – a very complicated set of rules. Each year you’d have to look at the value of the shares compared to your exercise price and pay tax on that which you hadn’t paid tax on before, even though the option isn’t exercised. So by the time you do exercise, you have paid all that tax, but it’s tax well before you actually were able to put money in your pocket. And, of course, you’re subject to that extra 20 percent federal and 20 percent California tax for those of you in California.

So the next slide goes through the actual tax consequences. What it does is it shows you that in each of those years, that tax liability adds up, and so cumulatively on $9,000 worth of compensation, you end up having $7,700 in tax. So similar to our bar chart we had previously, the vast majority of the compensation is eaten up by taxes.

So that is the numeric example. The good news is that the IRS has given us a process where we can go in and fix those options, adjust the exercise price to what it should have been, eliminate the discount at the date of grant, and by doing that, we’re now Section 409A compliant.

So any option that is unexercised is eligible for this cure. Options that have been exercised previously are not eligible, although there was a process for options exercised in 2006 where the problem was identified through another process. The 2006 exercises have been dealt with otherwise. It’s what we’re talking about now is outstanding options. And these outstanding options we can go in and fix the exercise price and avoid the problem.

So that’s the way the tax works. It’s a tax that has a significant burden. It’s a tax that imposes tax well before exercise. But it is a tax, in the case of outstanding options, that can be fixed. So that’s what this is about here. It’s this offer that BEA is making to you, and that is the ability to participate in this tender offer to adjust the options and essentially cure them so that you won’t have to deal with this tax burden.

This is voluntary. There is no requirement that you do this. It’s entirely up to you. The tender offer is merely a forum for you to decide that you want to take advantage of the opportunity – that you’re in. So this is all about your deciding whether or not you want to take advantage of this tender offer.

The offer will depend upon the options exercise price. The first thing we’re going to do is take away the discount, so the eligible options exercise price will be increased to eliminate the discount at the date of grant. So in the previous example, we had a 50-cent discount at the date of grant. The option exercise price would be increased to eliminate that 50-cent discount. So you’ve lost the discount, but you’re now 409A compliant.

Now, understanding that you’ve lost the discount means that there was an economic loss to you equal to that lost discount, at least in certain cases. So to deal with those certain cases, if the option exercise price is less than $21, you’ll receive a cash payment equal to the difference between the new exercise price per share and the original exercise price per share multiplied by the number of eligible options. So that is the way to compensate you for lost intrinsic value for options whose exercise price is less than $21.

If you are eligible for that cash payment, the cash payment will be made to you in 2008 as soon as administratively practicable. That’s an IRS rule. The payment can’t be made to you in 2007. It has to be paid to you in 2008. It will be subject to normal withholdings, and it will not be grossed up.

So you might think you should be grossed up for that payment, but it really represents almost a prepayment of the spread in your option. You’re losing spread in your option, but we’re giving you cash to compensate you – the same compensation you would have recognized had you exercised that option for that spread. So this is about making you whole through payroll subject to withholdings on the lost spread.

To remind you, you have two choices. First is you either agree with the offer to increase the exercise price – that eliminates any grant date discount – or you do nothing. Those are your two choices. You must elect to participate if you want the first choice. So to agree to the offer means that you have to participate in the tender offer, and that’s going to be discussed on the following slide.

Let’s do one last example of the cash payment, because if you agree to the tender offer and your options are under that $21 threshold, you will receive the cash payment. Let’s suppose that the new exercise price is $12. The old exercise price is $10. So you’ve lost $2 of spread. We multiply that times the number of eligible options - 1,000. You’ll get a $2,000 cash payment. Very simple. The lost spread times the number of options is your cash payment.

Who is eligible for the offer? Employees who hold eligible options are those that were granted under the BEA stock option plan in effect between 1997 and 2006. They were granted at a discount, and they vested after 2004 and that are outstanding as of the close of the tender offer. So those are the requirements. And that means that if you exercise your options before the close of the tender offer, you cannot participate. Only those options outstanding when the tender offer closes are eligible to be fixed. The others cannot be fixed.

You must be a current employee. You must be an employee of BEA at the close of the tender offer. If you terminate prior to that date, you cannot participate in the tender offer. You must be employed.

You must also be a person who is subject to U.S. income taxation. This is a U.S. set of rules so that those subject to U.S. tax are subject to 409A. Foreign employees not subject to U.S. tax are exempt. And again, California residents are subject to the California tax. Or I shouldn’t say California residents – people who are subject to California tax are subject to the additional California tax. And you must not be an officer for securities law purposes.

So that explains the offer. We understand the tax. We understand the offer. Now, how do you participate? This does require action, and the action is important in order for you to take advantage of this opportunity.

It has to be through a tender offer. This is a formal process with the SEC. Only in a tender offer documentation can you get the full terms of the offer and enrollment process. This webcast that we’re doing right now is not a webcast around the acceptance process, although we’ll talk about it momentarily. The tender offer is the formal authoritative document for that purpose.

You can find the tender offer at the email address described on your slides here. The tender offer begins on November 15th and ends at 9:00 Pacific Time on December 14th. No late submissions. No exceptions. On the commencement of this offer, you’ll receive an email announcing the offer with a link to the offer website. Be alert for that email. That will allow you to reach in and participate with the offer.

What must you do on your own tax return if you accept the tender offer? Well, the good news is if you accept the tender offer, we’ve eliminated the 409A problem. And that means you go about your ordinary business. You choose when to exercise the options when you care to, and that choice of exercise is going to be the traditional approach where you will at that time be taxed on the spread.

Now, if they were ISO’s, they’re not ISO’s anymore. We’ve mentioned that before. But at the time of exercise, you’ll be taxed on the spread, and that will be subject to normal payroll tax withholdings and all the normal consequences of a stock option exercise.

The payments, as we’ve talked about before, will be cash payments included on your 2008 W-2, because they’ll be paid to you in 2008, and that is going to go through payroll as it normally would.

If you don’t accept the offer, you’re going to be subject to income tax as your eligible options vest. We went through that example. So you’ll be taxed annually on these options until they’re exercised.

Now, fortunately the IRS – it appears at this point – will not make us go back to prior years and pay tax through amended returns, even though it was taxed in those vesting years prior to the current year. We believe that they’re going to allow us to catch up in 2008, so it will be on your 2008 W-2, as opposed to your 2007 W-2. There are still transition rules in place. It’s not clear to how these will apply, so it’s possible that these rules will change.

We understand that this is complex, and as a result, BEA has established a forum for you to ask questions. We have a hotline set up. The number here is on the hotline. It’s area code 408-817-4355. If PWC tax professionals don’t answer that phone, leave a message. We’ll get back to you as soon as possible, and we’ll be happy to address your questions. Please remember that these questions are not personal tax specific, but are general tax questions around your options and Section 409A.

In addition, there is an email forum for you to use, and that email address is bea409a@bea.com. You see that on your screen. And those questions, again, will be answered by tax professionals.

If you have questions relating to the actual administration, direct those to the stock plan admin group at BEA. So that will allow a forum for both the tax questions, as well as procedural questions.

In addition, please read all the material on the offer website and the tender offer itself, because that gives you the full instruction on what to do in terms of participating in this tender offer.

So between these sources, you will have the advantage of a forum for all your questions and answers.

Finally, just a word of caution here – and this is an IRS requirement – that this presentation and the underlying document around it can’t be used for you to avoid tax penalties. This is general in nature, general advice. Tax penalties are something that relate to your specific personal return, and that’s between you and your tax advisor. So that is the warning here – that you need to interact with your tax advisor and decide what is the best approach for you individually.

So we hope you enjoyed this presentation. This last half hour was spent with a thorough tax analysis of Section 409A and your stock options. I wish you luck in going through the documentation. Please consider this very thoroughly, and please ask questions to the extent you have them.

Leah, back to you.

OPERATOR: Thank you for participating in today’s webcast. This concludes the program.

END